 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

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☒	Definitive [Revised] Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under §240.14a-12

TICC Capital Corp.

(Name of Registrant as Specified In Its Charter)

NexPoint Advisors, L.P.

Dr. Bob Froehlich

John Honis

Timothy K. Hui

Ethan Powell

William M. Swenson

Bryan A. Ward

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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SPECIAL MEETING OF STOCKHOLDERS OF

TICC CAPITAL CORP.

SUPPLEMENT DATED DECEMBER 4, 2015

TO THE PROXY STATEMENT OF

NEXPOINT ADVISORS, L.P. DATED OCTOBER 9, 2015

NexPoint Advisors, L.P. (“NexPoint”) is providing this supplement (this “Supplement”) to you in connection with the special meeting of stockholders of TICC Capital Corp. (the “Company”), originally scheduled to be held on October 27, 2015 (the “Special Meeting”). This Supplement supplements and, as described below, amends the information in the Proxy Statement of NexPoint dated October 9, 2015 (the “Proxy Statement”). Capitalized terms used, but not otherwise defined herein, shall have the meanings given to them in the Proxy Statement. Except as specifically modified or supplemented by the information contained in this Supplement, all information set forth in the Proxy Statement remains applicable. Stockholders should review the Proxy Statement carefully as it contains important information regarding the Special Meeting and NexPoint’s solicitation of proxies.

As described in the Proxy Statement, on October 8, 2015, NexPoint filed a civil lawsuit in the U.S. federal district court in Connecticut (the “Court”) to stop the defendants (who are the Company, the current Board and the Company President) from impermissibly interfering in the voting process for the Special Meeting and to give stockholders the opportunity to fairly consider both the Company’s and NexPoint’s proposals. NexPoint asked the Court, among other things, to issue a preliminary injunction requiring the defendants to recognize NexPoint’s director nominees as eligible for election at the Special Meeting.

On October 23, 2015, the Court entered its order (the “October 23rd Order”) ruling on NexPoint’s motion for a preliminary injunction. In the October 23rd Order, the Court declined to order, at this preliminary stage of the litigation, the Company to recognize NexPoint’s director nominees as eligible for election at the meeting. However, the Court (i) enjoined the defendants from holding the Special Meeting on October 27, 2015 and (ii) required them to file with the SEC a supplement to the Company’s proxy statement that corrects certain materially false or misleading statements in the Company’s proxy statement and other proxy materials, as specified in the October 23rd Order. The Court further stated that, upon its approval of the Company’s corrective disclosures, it would issue a subsequent order that would specify the earliest date by which the Company could convene the postponed Special Meeting. On October 26, 2015, NexPoint filed a motion for partial reconsideration of the October 23rd Order, arguing that the Court erred in not granting NexPoint’s requested preliminary injunction requiring the defendants to recognize NexPoint’s director nominees at the Special Meeting.

On November 25, 2015, the Court entered its order (the “November 25th Order” and, together with the October 23rd Order, the “Orders”) ruling on NexPoint’s motion for partial reconsideration. In the November 25th Order, the Court affirmed its prior decision that NexPoint had not shown that it was entitled to a preliminary injunction. The Court further ordered that the Company could reschedule the Special Meeting for no earlier than fourteen days after stockholders could reasonably be expected to have received a proxy statement supplement from the Company with the corrective disclosures described above in the form specified in the November 25th Order. On December 2, 2015, NexPoint filed with the Court a notice of its appeal of the Orders. NexPoint is appealing the Orders because it continues to believe that the Company’s refusal to recognize NexPoint’s director nominees is contrary to applicable law. NexPoint also believes that the Company’s actions in this regard harm stockholders by preventing them from having any meaningful choice in the selection of the Company’s directors.

As a result of the Orders, NexPoint believes that the Company will not include NexPoint’s director nominees on the ballot at the Special Meeting. As discussed above, NexPoint continues to believe that it is entitled to nominate its director nominees. Thus, NexPoint intends to continue to solicit proxies, using the BLUE proxy card, to vote (i) AGAINST the New TICC Management Advisory Agreement, (ii) FOR NexPoint’s director nominees and (iii) AGAINST the Company’s proposal to adjourn the Special Meeting in the event that a quorum is present and the Company’s proposals did not receive sufficient votes for approval. If the Company does not include NexPoint’s director nominees on the ballot at the Special Meeting, the persons named as proxies on the BLUE proxy card will abstain from voting the Shares represented by the BLUE proxy card on any director nominees, including the Company’s. To reflect the NexPoint proxies’ intention to abstain from voting in this regard, the second paragraph under the Q&A titled “But I heard that the Company has said that it will not honor NexPoint’s director nominees, is that true?” on page 7 of the Proxy Statement is hereby amended and restated in its entirety as follows:

On October 8, 2015, NexPoint filed a civil lawsuit in the U.S. federal district court in Connecticut to stop the defendants (who are the Company, the current Board and the Company President) from impermissibly interfering in the voting process for the Special Meeting and to give stockholders the opportunity to fairly consider both the Company’s and NexPoint’s proposals.  NexPoint is asking the court, among other things, to require the defendants to hold the Special Meeting and to recognize NexPoint’s director nominees as eligible for election at the meeting.  NexPoint strongly believes that the Company’s refusal to recognize NexPoint’s director nominees is contrary to applicable law. NexPoint also believes that the Company’s actions in this regard harm stockholders by preventing them from having any meaningful choice in the selection of the Company’s directors.  As such, NexPoint believes that it is legally entitled to nominate its director nominees and thus intends to continue to solicit proxies in support of its director nominees as set forth in this Proxy Statement.  Litigation, however, is inherently uncertain and there can be no assurances that NexPoint will prevail.  If NexPoint does not prevail and TICC excludes NexPoint’s director nominees from standing for election at the Special Meeting, the persons named as proxies on the BLUE proxy card will abstain from voting the Shares represented by the BLUE proxy card on any director nominees, including the Company’s. Similarly, if NexPoint does not prevail and the Company cancels the Special Meeting, the persons named as proxies will not be given the opportunity to vote on the proposals, and the Company will continue to operate under the current investment advisory agreement with TICC Management, and the existing Board will remain in place.

Similarly, the first paragraph under the Q&A titled “If I give NexPoint my proxy, is there any circumstance under which my proxy will not be voted?” on page 7 of the Proxy Statement is hereby amended and restated in its entirety as follows:

If NexPoint believes that voting the proxies it receives would cause there to be a quorum and that its proposals would thereby not be approved, it may not attend the Special Meeting and may withhold all proxies in order to attempt to defeat the Company's proposals. If NexPoint does not attend the Special Meeting, it may not vote your Shares, and your Shares may not be counted toward a quorum. If you do not believe the foregoing condition is reasonably specified, or if you unconditionally want your Shares to be represented at the Special Meeting, you should not give NexPoint your proxy. If NexPoint’s director nominees or any substitute nominees nominated by NexPoint are not put up for election to the Board at the Special Meeting, the persons named as proxies on the BLUE proxy card will abstain from voting the Shares represented by the BLUE proxy card on any director nominees, including the Company’s.

Similarly, the eighth paragraph on page 13 of the Proxy Statement is hereby amended and restated in its entirety as follows:

In the event that the Nominees are unable to serve or for good cause will not serve, the Shares represented by the enclosed BLUE proxy card will be voted for substitute nominees. In addition, NexPoint reserves the right to nominate substitute persons if the Company makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. NexPoint also reserves the right to nominate additional persons if the Company increases the size of the Board above its existing size, increases the number of directors to be elected at the Special Meeting or calls a meeting to fill any vacancies on the Board. In any of the foregoing cases, Shares represented by the enclosed BLUE proxy card will be voted for such substitute nominees. Additional nominations made pursuant to the preceding sentences are without prejudice to the position of NexPoint that any attempt to increase the size of the current Board or to reconstitute or reconfigure the current Board constitutes an unlawful manipulation of the Company’s corporate machinery. If the Nominees or any substitute nominees nominated by NexPoint are not put up for election to the Board at the Special Meeting, the persons named as proxies on the BLUE proxy card will abstain from voting the Shares represented by the BLUE proxy card on any director nominees, including the Company’s.

IMPORTANT

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

If you have already sent a proxy card furnished by the Company’s management to the Company, we urge you to change your vote by signing, dating and returning the enclosed BLUE proxy card or, if your Shares are held by a brokerage firm or bank, by following the instructions in the enclosed BLUE voting form provided by your broker or bank. Only your latest dated proxy card counts!

If your Shares are registered in your own name, you may vote your Shares, by signing, dating and mailing the enclosed BLUE proxy card to NexPoint, c/o D.F. King, in the enclosed postage−paid envelope today.

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, you are considered the beneficial owner of the Shares, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Shares on your behalf without your instructions. Accordingly, please provide your broker or bank with voting instructions to vote on your behalf the BLUE proxy card. In addition, if you hold your Shares in a brokerage or bank account, your broker or bank may allow you to provide your voting instructions by telephone or Internet. Please follow the instructions on the enclosed BLUE voting form. NexPoint urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to NexPoint, c/o D.F. King, who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back cover of the Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders, Originally Scheduled to be Held on October 27, 2015.

This Supplement and the Proxy Statement may be viewed online at www.timetochangeticc.com, together with any additional soliciting materials relating to the Special Meeting issued by NexPoint. Such materials, including this Supplement and the Proxy Statement, will be available to stockholders at www.timetochangeticc.com through the conclusion of the Special Meeting.

If you have any questions or need assistance voting your Shares, please call:

D.F. King & Co., Inc.

48 Wall Street

New York, NY  10005

Stockholders Call Toll−Free at: 866-416-0556

Banks and Brokers Call Collect at: 212-269-5550

Email: TICC@dfking.com

You may also contact NexPoint via email at TICCProxy@NexPointAdvisors.com.